

M E S X

Independent Event Creatives, LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%

Target Raise Amount: $124,000

Offering End Date: May 1, 2023

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $40,000

Company Details:

Name: Independent Event Creatives, LLC

Founded: February 23, 2018

Address: 820 Shelby Lane, Suite 106
            Austin, TX 78745

Industry: Sound Engineering

Employees: 2

Website: www.iecreatives.com

Use of Funds Allocation:

If the maximum raise is met:

$60,000 (48.39%) – of the proceeds will go towards equipment purchases
$33,420 (26.95%) – of the proceeds will go towards construction costs
$25,000 (20.16%) – of the proceeds will go towards lease for new space
$5,580 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 555 Followers

SMB x



Business Metrics:

	FY21	FY22
Total Assets	$5,382	$28,306
Cash & Cash Equivalents	$5,382	$28,306
Accounts Receivable	$0	$0
Short-term Debt	$15,585	$15,855
Long-term Debt	$0	$0
Revenue	$50,706	$121,562
Cost of Goods Sold	$11,400	$23,887
Taxes	$0	$0
Net Income	$16,203	$67,484

Recognition:

Independent Event Creatives, LLC (DBA Mesmerize) has been in business since 2018 and their clients have included Netflix, Fender Guitars, Twix, Red Bull, among many others. They also have thrown immersive events under the name MESMERIZE. This allowed them to explore ideas without the constraint of client expectations. In 2020 after the peak of the pandemic, stir-crazy with a surplus of paint, they created "Enter the Multiverse," transforming a 2,500 sq. foot event space into an explorable world that followed the story of "Mesmer," an artist and amateur tinkerer who discovers a secret: we and our universe are not alone. In the course of 9 months, they sold over 18K tickets and amassed 12K followers. Their next journey called, "Mind Over Matter" will be even bigger and will introduce a new cast of Mesmerize characters who discover a magic-meteorite inside an abandoned building. As guests inspect the building, they will discover a gateway to an ever-changing dream realm and come face-to-face with their own expansiveness.

About:

Independent Event Creatives, LLC (DBA Mesmerize) produces multi-sensory & immersive installations for entertainers, brands, artists, agencies, and community organizations. Their next project is "Mind Over Matter", which is an elaborate exploration through the inner dimensions of the mind, imagination, and consciousness. Clayton Lillard & Mateo Gutierrez each share roles as Creative Directors and General Managers, and are responsible for overseeing the day to day operations. They've spent the past decade bending minds through installation art and community events as Independent Event Creatives, a multi-disciplinary creative production company based out of South Austin.

For more information, contact our Customer Support Team at support@thesmbx.com

